SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2006
Commission File Number: 001-33129
Allot Communications Ltd.

(Translation of registrant’s name into English)
22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX
EX-99.1: PRESS RELEASE

EXPLANATORY NOTE
     On November 16, 2006, Allot Communications Ltd. issued a press release entitled “Allot Communications Ltd. Announces Pricing of Initial Public Offering of 6,500,000 Ordinary Shares.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.
Date: November 16, 2006	By:	/s/ Adi Sapir
		Name:	Adi Sapir
		Title:	Chief Financial Officer

EXHIBIT INDEX
     The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated November 16, 2006, entitled “Allot Communications Ltd. Announces Pricing of Initial Public Offering of 6,500,000 Ordinary Shares.”